Mail Stop 3561
      March 9, 2006

William Higdon
Chairman of the Board
Southern Iowa Bioenergy LLC
115 South Linden Street
Lamoni, IA 50140

      Re:	Southern Iowa Bioenergy LLC
      Registration Statement on Form SB-2
      Filed February 10, 2006
		File No. 333-131775

Dear Mr. Higdon:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. The securities you are offering for sale at $1,000 per unit include a deferred payment option. Specifically, investors may pay a minimum initial 10% of the purchase price in cash, and provide up to the remaining 90% of the purchase price by means of a promissory note that is payable upon written notice by the company, which may occur after the end of the subscription period. Rule 10b-9 under the Securities Exchange Act of 1934 is applicable to this minimum-maximum offering, and requires the prompt refund of the consideration paid for the securities unless, among other things, "the total amount due to the [issuer] is received by [the issuer] by a specified date." See Rule 10b-9(a)(2). With a view to better disclosure, please provide us with an analysis as to whether receipt of promissory notes, in lieu of cash, to meet the $20,000,000 minimum prior to the offering termination date would be consistent with Rule 10b-9(a)(2).
In addition, please describe the deferred payment option on the cover page and in the summary.
2. Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.
3. Your statement that "[i]nvestments will be held in escrow until the earliest of ..." conflicts with the provisions in section 7 of your escrow agreement that indicate that the agreement will be terminated one year and one day following the effective date of the registration statement and in no event later than three months after the termination date of the offering. Please revise or advise.

Cover Page of Prospectus
4. We note the significant restrictions on transfer that will be imposed upon your units. Please briefly describe the restrictions on the cover page of your prospectus. Similarly, on page 15 under "[w]e have placed significant restrictions on transferability...," please describe the restrictions.
5. Please revise the cover page, summary, and plan of distribution to clarify the conditions of this minimum-maximum offering and when investors may expect prompt refund of their investment in the event these conditions are not met. We note that it appears that the offering will terminate one year from the effective date of the registration statement, and that investors will have their investments promptly refunded to them if you do not raise the minimum offering amount of $20,000,000 in cash and obtain a written debt financing commitment of at least $18,750,000 by the termination date of the offering, or if you terminate the offering for any reason prior to the termination date. Please revise or advise us.
6. Please revise to state that proceeds will be held in an escrow account at Great Western Bank. Refer to Item 501(a)(9)(iii) of Regulation S-B.
7. Please revise to clarify the second-to-last sentence in the first paragraph. It appears that you may be referring to whether or not you decide to build a transportation facility. Further, you may consider omitting the last sentence in the first paragraph since you already discuss debt financing in the third paragraph.



Summary, page 1
8. The Summary section is intended to provide a brief overview of the
most material aspects of the offering.  In this regard, we note that
your discussion of the four phases of the project on pages 2 and 3 is
identical to your discussion on pages 23 and 24.   Refer to the
instructions to Item 503(a) of Regulation S-B.

Important Notices to Investors, page 4
9. We note your statement that, "During the course of the offering of
the units and prior to the sale of the units, each prospective purchaser...[may] obtain additional information...concerning the terms and conditions of this offering....  Similarly, we note your disclosure on page 56 that, "In addition to and apart from this prospectus, we may use certain sales material in connection with this offering." With respect to these sales materials, please tell us whether they will meet the requirements of section 10 and how you intend to comply with section 5 of the Securities Act, rule 164 under the Securities Act of 1933 and rule 433 of Regulation C. Please tell us in greater detail the type of promotional and sales material you will use, how and when you will distribute it, and whether any written communications that may not be preceded or accompanied by this prospectus will comply with rule 134 under the Securities Act of
1933. Also tell us whether you plan to use the Internet or any other electronic distribution procedures in connection with this offering.
If so, please provide us with screen shots of any Internet pages to be used in connection with the distribution.

Risk Factors, page 5
10. We note from your disclosure that you will engage in forward contracting and hedging strategies to manage your commodity risk exposure. Please describe any material risk that may result from engaging in these activities.
11. We note that on page 46 under "Air Pollution Construction and Operation Permits," you state that if you are required to obtain a Title V permit then you will subject to additional compliance and managements costs. Please discuss this risk to your business.
12. Please discuss the anti-takeover risk of your staggered board.

We are not experienced in selling securities ..., page 7
13. We note your statement that, "Our directors have significant responsibilities in their primary occupations in addition to trying to raise capital." Please disclose the "primary occupations" of these directors and quantify the "significant portion" of their time that you expect they will have available to devote to offering your securities.

Agreements that have not yet been ..., page 8
14. Please clarify in the risk factor heading the risk posed to investors and you. This risk appears to describe the fact that you do not have binding agreements with REG and others. With regard to the REG risk, REG is the party who is to build your facility and upon whose estimates you have determined the amount and structure of your offering. This would appear to be a material risk not reflected in your risk heading which is fairly generic.

We have a history of losses and may not ever operate profitably, page
8
15. Please add a risk factor that discusses the fact that you are a development stage company, without any operating history, and that you do not currently own or operate any biodiesel facilities. In this regard, please revise the other risk factors that discuss biodiesel plants, production or regulation to clarify that you do not currently own or operate any biodiesel facilities.

Determination of Offering Price, page 17
16. You state that you determined the unit offering price based on your estimate of capital and expense requirements. However, even if you receive the maximum funds, you will still require approximately
$19,000,000 in loans and other financing after your offering. Therefore, please provide the factors you considered in determining the offering price of $1,000. See Item 504 of Regulation S-B.
For
example, why did you not set the offering price at a higher figure so that you would not have to borrow funds if you sold the maximum number of units? Finally, please consider whether your recent private placements at $500 per unit contributed to the calculation of the offering price.

Dilution, page 18

17. Please revise your dilution table to reflect offering proceeds net of estimated offering expenses. Please also similarly revise your capitalization table. In addition, please revise the third bullet item to clarify that the amounts represent "pro forma net tangible book value per unit at October 31, 2005, as adjusted for the sale of units."

Capitalization, page 19

18. Please revise to include your October 31, 2005 note payable balance of $40,000.

Management`s Discussion and Analysis and Plan of Operation, page
21
19. Please expand this section to discuss any known trends, or uncertainties that are reasonably likely to have a material effect on your operations, revenues, income, or liquidity. In doing so, please discuss the industry wide factors relevant to your business. For additional guidance, please refer to SEC Releases 33-6835, 33-8056, and 33-8350 and Item 303 of Regulation S-B.

Plan of Operations Until Start-Up of Biodiesel Plant, page 21
20. Please substantially revise this section to describe the steps you have taken and the material events or steps that will be required in order to complete the biodiesel plant and to generate revenues. Please also address the material risks, conditions or contingencies to the achievement of those events or steps, the funds needed to implement each step, and a timetable for the commencement of each proposed activity. For example, disclose when you intend to make decisions about the site selection and begin construction or enter into definitive agreements. Further, please revise to clarify what specific steps are required in each phase of construction. In addition, we note that you have already raised some funds through private financing, obtained grants and loans, purchased land, made payments to REG, and completed a merger with Nodaway. Please include a discussion of your historical results of operations.

Liquidity and Capital Resources, page 24
21. Please tell us how you will identify potential bank lenders.
We
also note that you expect to pay near the prime rate on this loan. Discuss the basis for this statement.

Estimated Use of Proceeds, page 27
22. We note your disclosure that directors and officers do not currently receive any compensation. However, if you plan to compensate directors and officers in the future, revise the table on page 28 to include a footnote indicating the amount and the category in which you included director and employee salaries and benefits.

Description of Business, page 29
23. Please disclose your form and year of organization. See Item 101(a)(1) of Regulation S-B. Please also revise to include a brief corporate history. Further, please clarify that you are a newly formed, development stage company that is not yet operational, that you have not yet designed or developed any biodiesel facilities, and have not generated any revenues to date.

24. Please revise to include an appropriate subject heading before your discussion of the biodiesel industry.
25. Please review your disclosure and ensure that you identify the source for the industry and scientific data that you provide. Currently, you prominently include many factual statements, but you do not always indicate whether the source of this information is based upon management`s belief, industry data, scientific reports, general articles, or any other source. For example, we note the following:

* "Biodiesel is a clean-burning alternative fuel produced from domestic, renewable resources for use in compression ignition
(diesel) engines."  (page 29)

* "The Biodiesel Process Mass Balance Chart." (page 30)

* "Biodiesel is made from renewable sources and provides environmental benefits over petroleum diesel, including reduced emissions of carbon dioxide, carbon monoxide, particulate matter, and sulfur." (page 35)

These are only examples. If the statements are based upon management`s belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon third-party statements, reports
or
articles please provide us with support for these statements.
Please
set forth in the prospectus the dates of all the reports cited.
To
expedite our review, please clearly mark each source to highlight the
applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus.
Also,
tell us whether the source of each is publicly available without cost
or at a nominal expense.  If the source is not publicly available at
nominal or no cost, it appears that consent of the third party to the
use of the information in the prospectus and to the reference to that
firm should be obtained and filed as an exhibit.   Please see Rule
436 of Regulation C and Item 601(b)(23) of Regulation S-B for additional guidance. Alternatively, you may adopt these statements as your own.
Our Primary Competition, page 39
26. We note that state you that in 2004 approximately 40 million gallons of biodiesel were produced. However, on pages 11, 13, and 35 you cite the 2004 production figure as 80 million gallons. Please reconcile.

Strategic Partners and Development Services Team, page 44
27. Please describe REG`s and West Central Cooperative`s experience with the construction, operation, and marketing of biodiesel facilities. Disclose how many biodiesel facilities each is currently involved in, the services provided and if any are operational, discuss how long the facilities have been operational and their production levels.

Construction and Timetable for Completion of the Project, page 45
28. Please revise to further describe your current construction schedule and budget and what steps you have completed. State the estimated costs and a timetable for each step of design, development and construction, as well as the costs associated with each component of your proposed facility. For example, disclose what services were provided for the payments made to REG and discuss the recent private financing, loans and grants obtained and how the proceeds were used.
In addition, please clarify when you expect to make decisions about the site location and enter into agreements for the design and construction of the biodiesel plant or transportation facility.

Business Experience of Directors and Officers, page 48
29. Please revise to describe the business experience of each director and executive for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to
Item 401(a)(4) of Regulation S-B.

Security Ownership of Certain Beneficial Owners and Management,
page
50
30. We note that you show the amounts to be owned after the offering;
please revise to disclose the ownership information before the offering, as of the most recent practicable date.

Certain Relationship and Related Party Transactions, page 51
31. We note that you have identified REG as a "promoter." Please tell us why you do not consider West Central Cooperative to be a promoter. Refer to the definition of "promoter" in Rule 405 of the
Securities Act.
32. Please disclose the payments made to date to each of REG and West
Central Cooperative and describe any future payment arrangements. Further, please describe the nature of your affiliation with West Central Cooperative. Please also identify any common officers, directors or beneficial owners between you and each of REG and West
Central.

Plan of Distribution, page 52
33. We note that it appears that your directors will participate in offering units. For example, we note that you list the telephone numbers of each director on page 5 and in the subscription agreement, so that investors may contact the directors to discuss the offering.
Please disclose the exemption from broker-dealer registration that your directors and any other offering participants plan to rely upon.
In this regard, if you intend to rely on Rule 3a4-1, please provide us with a detailed analysis demonstrating how each individual satisfies the conditions of the exemption. We may have further comments.
34. Please revise to disclose that affiliates may purchase units in order to meet the minimum offering amount, as indicated on page 50.
Please also disclose the maximum amount that may be purchased by affiliates and state whether these units would be purchased for investment or resale.

Escrow Procedures, page 55
35. We note that according to your disclosure and section 6 of the escrow agreement, you intend to invest the escrow funds in money market funds, repurchase agreements, common funds, or mutual funds.
These securities do not enable the escrow agent to "promptly" release or return investors` funds and therefore, are not permissible investments within the meaning of Rule 15c2-4. Please revise or advise us.

Description of Membership Units, page 56
36. Please revise to disclose the number of unit holders. Refer to
Item 201(b) of Regulation S-B.

Financial Statements, page F-1

Statement of Operations, page F-4

37. Please tell us why you present grant income as a component of "Other Income" rather than as a direct reduction of operating expenses. Based on your disclosures in Notes 2 and 8 on pages F-8 and F-11 it appears that the grant income received relates to reimbursement of expenses incurred. To the extent that you revise your statement of operations, please ensure that your note disclosure indicates the amount of grant income received that was reflected as a direct reduction of operating expenses. Please revise or advise.

Part II. Information Not Required in Prospectus

Item 25. Other Expenses of Issuance and Distribution, page II-2

38. Please revise your table to remove the $50,000 in estimated advertising expenses since advertising costs are a normal recurring operating expense and cannot be directly attributed to an offering of securities. Please also tell us the specific nature of the estimated
$50,000 in consulting fees and why you believe that those costs are direct and incremental costs of the offering that should be netted against the offering proceeds. Refer to Item 511 of Regulation S-B and AICPA Technical Practice Aid 4110.01. To the extent that you revise your table of offering expenses, please ensure that you similarly revise your disclosures of estimated offering expenses throughout your document.

Exhibits
39. Please include a reference in the exhibit index to the consents for legal and tax counsel.

Exhibit 4.2
40. Please tell us why you want investors to certify the representation in paragraph E.6.n. Include an explanation of the legal benefit of the clause to you.

Exhibit 5.1
41. Please revise to opine on the corporate laws of the State of Iowa, including the statutory provisions, all applicable provisions of the Iowa Constitution, and reported judicial decisions interpreting these laws. Further, with your revised counsel`s opinion, please include the registration statement`s file number.

Exhibit 8.1.
42. Please revise the first sentence in the fourth paragraph of the opinion to clarify that the statements as to matters of law and legal conclusions constitute, rather than reflect, your opinion.

***

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Adam Phippen, Accountant, at (202) 551-3336 or
George Ohsiek, Accounting Branch Chief, at (202) 551-3843 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Peggy Kim, Senior Staff Attorney, at (202) 551-3411 or me at (202) 551-3720 with any other questions.



      					Sincerely,



      					H. Christopher Owings
      Assistant Director




cc:	Christopher R. Sackett, Esq.
	Via Fax (515) 283-0231

William Higdon
Southern Iowa Bioenergy LLC
March 9, 2006
Page 1